

Mail Stop 3561

June 4, 2018

Via E-mail
J. Paul Rollinson
Chief Executive Officer
Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, Ontario, Canada M5J 2V5

> **Re:** **Fairbanks Gold Mining, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 18, 2018**
> **File No. 333-225043**

Dear Mr. Rollinson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Hillary Daniels at (202) 551-3959 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Robert G. DeLaMater, Esq.
    Sullivan & Cromwell LLP